Exhibit 99.1

GRANITE ANNOUNCES VOTING RESULTS FROM ITS 2024 JOINT ANNUAL GENERAL AND

SPECIAL MEETINGS OF STAPLED UNITHOLDERS

June 6, 2024, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) (collectively, “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the results of the matters voted on at their joint annual general and special meetings of stapled unitholders held virtually earlier today (the “Meetings”). Each of the individuals nominated for election as a trustee of Granite REIT and a director of Granite GP, as set out Granite’s Management Information Circular dated April 10, 2024 (the “Circular”), were elected as set out below. In addition, the proposed arrangement to simplify Granite’s current stapled unit structure, as detailed in the Circular, and all other resolutions voted on at the Meetings, were approved by stapled unitholders.

A total of 49,511,964 stapled units (78.11% of outstanding stapled units) were represented in person or by proxy at the Meetings.

The results of the votes held at the Meetings are as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	49,190,867	99.92	40,777	0.08	49,189,797	99.91	41,847	0.09
Robert D. Brouwer	49,188,272	99.91	43,372	0.09	49,185,167	99.91	46,477	0.09
Remco Daal	49,193,094	99.92	38,550	0.08	49,192,744	99.92	38,900	0.08
Kevan Gorrie	49,184,704	99.90	46,940	0.10	49,184,969	99.91	46,675	0.09
Fern Grodner	49,182,209	99.90	49,435	0.10	49,184,111	99.90	47,533	0.10
Kelly Marshall	49,137,863	99.81	93,781	0.19	49,135,980	99.81	95,664	0.19
Al Mawani	49,181,539	99.90	50,105	0.10	49,182,571	99.90	49,073	0.10
Sheila A. Murray	48,462,184	98.44	769,460	1.56	48,461,185	98.44	770,459	1.56
Emily Pang	49,154,843	99.84	76,801	0.16	49,153,941	99.84	77,703	0.16
Jennifer Warren	49,191,942	99.92	39,702	0.08	49,191,571	99.92	40,073	0.08

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	49,445,325	99.87	64,723	0.13
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	49,444,857	99.87	65,190	0.13

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	47,629,304	96.75	1,602,340	3.25

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com

	Votes For	%	Votes Against	%
Special resolution approving the arrangement resolution of Granite REIT, as described in Appendix “C” to the Circular	49,043,705	99.62	187,839	0.38

	Votes For	%	Votes Against	%
Special resolution approving the arrangement resolution of Granite GP, as described in Appendix “C” to the Circular	49,034,278	99.60	197,366	0.40

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com